UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Hubbell Incorporated (Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)

443510102 (CUSIP Number)

James L. Kronenberg
Bessemer Trust Company, N.A., Trustee
630 Fifth Avenue
New York, NY 10111
212-708-9311
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2014 (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 443510102

1.	Name of Reporting Person Bessemer Trust Company, N.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,488,460
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,488,460
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,488,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 48.7%
14.	Type of Reporting Person BK

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is:

Class A Common Stock, par value $.01 per share.

The name and address of the principal executive offices of the issuer of such securities is:

Hubbell Incorporated
40 Waterview Drive
Shelton, Connecticut 06484

Item 2.	Identity and Background

(a) The name of the person filing is Bessemer Trust Company, N.A. (“BTNA”), a national association organized under the laws of the United States, as a trustee under a Trust Indenture dated September 2, 1957 made by Louie E. Roche (the “Roche Trust”) and trustee under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell (the “Hubbell Trust”; and, together with the Roche Trust, the “Trusts”).

(b) BTNA’s principal business address is 630 Fifth Avenue, New York, NY 10111.

(c) BTNA is a trust company that manages accounts for the benefit of others.

(d) BTNA has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) BTNA has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable; see Item 4 below.

Item 4.	Purpose of the Transaction

On June 6, 2014, BTNA became trustee of the Trusts, pursuant to settlement of litigation between the former trustees and one of the beneficiaries of the Trusts. As part of that settlement agreement, the parties agreed to appoint BTNA as a successor trustee to the Trusts. The Trusts currently hold an aggregate of 3,488,460 shares of the Issuer’s Class A Common Stock.

In accordance with its obligations and duties as trustees, BTNA will evaluate on an ongoing basis the investments of the Trusts, including the shares of Class A Common Stock of the Issuer. Depending on a variety of factors, BTNA may decide to continue to hold or to dispose of some or all of the shares of Class A Common Stock  held by the Trusts. As such, BTNA, in its capacity as trustee of the Trusts, reserves the right to develop, review, consider, and evaluate all options with respect to the Trusts’ holdings in the Issuer. These options may include plans or proposals that relate to or would result in any of the transactions, matters, or effects described in Items 4(a) through 4(j) of Schedule 13D. In connection with the development, review, consideration, or evaluation of such options, BTNA, in its capacity as trustee of the Trusts, may seek to meet with the Issuer’s board of directors and/or management team or communicate with other shareholders of the Issuer, third parties, or the beneficiaries of the Trusts.

As of the date hereof, other than as described above, BTNA, in its capacity as trustee of the Trusts, does not have any current plans or proposals that relate to or would result in any of the transactions, matters, or effects described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The total number of shares of Class A Common Stock beneficially owned (as defined in Rule 13d-3 of the Act) by BTNA, as of June 16, 2014, is 3,488,460, which is comprised of (i) 2,078,020 shares held as trustee under the Roche Trust as to which BTNA has sole voting and investment power, and (ii) 1,410,440 shares held as trustee under the Hubbell Trust as to which BTNA has sole voting and investment power. The aggregate number of shares of Class A Common Stock beneficially owned by BTNA represent approximately 48.7% of the total outstanding shares of Class A Common Stock (based upon 7,167,506 Class A Common Stock shares outstanding on April 14, 2014, as reported in Hubbell Incorporated’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on April 22, 2014).

Effective June 6, 2014, as described in Item 4 above, BTNA became trustee of the Roche Trust and of the Hubbell Trust and, as a result, is a reporting person on this Schedule 13D.

The beneficiaries of the Roche Trust are the issue of Harvey Hubbell and their spouses.

The beneficiaries of the Hubbell Trust are the issue of Harvey Hubbell.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: June 16, 2014

Bessemer Trust Company, N.A.

By:	/s/ James L. Kronenberg
Name: James L. Kronenberg Title: Chief Fiduciary Counsel

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